Investor email template 1

Subject: You can own a piece of Skycart today *Discount ending soon*

Body: Dear *[name]*,

I can see you're an *[Investor, or Private Invest, or Angel Investor, or Impact Investor, or Independent Investor etc.]*. We're building flying robots delivering life-saving medicines!

We will very soon offer our supporters the opportunity to invest in Skycart through crowdfunding. Our pitch is currently private; please click here: https://wefunder.com/skycart/.

We've raised $*[amount raised]*K from notable investors so far, including Ex managing director for UPS.

We will offer you a discount in this short time while our pitch is private. JOIN THE DRONE DELIVERY REVOLUTION!

Ziddan El-Qawwas

Director Of Operations at Skycart

Investor Email Template 2

Subject: You can own a piece of Skycart today *Discount ending soon*

Body: Dear *[name]*,

I can see from your profile that you are a Crowdfunding Investor. We are building flying robots to delivery packages to your doorstep!

We will very soon offer the public an opportunity to invest in Skycart through crowdfunding. Our page is currently private; please click here to glance over it: https://wefunder.com/skycart/. We have raised $*[amount raised]*K from notable investors so far.

We will offer you a discount in this short time before we offer investment to the public. Join the drone delivery revolution!

Ziddan El-Qawwas

Director Of Operations at Skycart

Investor Email Template 3

Subject: Skycart

Body: Dear *[name]*,

I would love the opportunity to spark your interest to invest in our innovative company.

We will soon offer the public an opportunity to invest in Skycart through crowdfunding. Our page is currently invite only; please click here to glance over it: https://wefunder.com/skycart/

This is an exciting time to come on-board; we will offer you a discount, and a board seat is up for grabs before we offer investment to the public.

Ziddan El-Qawwas

Director Of Operations at Skycart

Investor Email Template 4

Subject: Skycart

Body: Dear *[name]*,

I see we are both members of the same drone group here on Linkedin- I would love the opportunity to spark your interest to invest in our innovative company.

We will soon offer the public an opportunity to invest in Skycart through crowdfunding. Our page is currently invite only; please click here to glance over it: https://wefunder.com/skycart/. This is an exciting time to come on-board; we will offer you a discount, and a board seat is up for grabs before we offer investment to the public.

Ziddan El-Qawwas

Director Of Operations at Skycart